FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2008

Commission File Number 001-32412

CENTRAL SUN MINING INC.
(Translation of registrant’s name into English)

500 – 6 Adelaide St. East Toronto, Ontario, Canada M5C 1H6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

EXHIBIT  NO.          DESCRIPTION

99.1                           Financial Statements for Period Ended March 31, 2008
99.2                           Management's Discussion & Analysis for the Period Ended March 31, 2008
99.3                           Certification of Chief Executive Officer Dated May 14, 2008
99.4                           Certification of Chief Financial Officer Dated May 14, 2008

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTRAL SUN MINING INC.

Date: May 16, 2008	By: /s/ Denis C. Arsenault Denis C. Arsenault, Chief Financial Officer

EXHIBIT 99.1

Interim Report

Q1

Financial Statements

March 31, 2008

Central Sun Mining Inc.

Consolidated Balance Sheets

(Unaudited)

(US Dollars in thousands)

		March 31	December 31
	Note	2008	2007
Assets
Current
Cash and cash equivalents		$12,188	$16,762
Marketable securities	4	1,255	1,619
Accounts receivable and prepaids	5	7,281	7,064
Product inventory	6	1,715	3,426
Supplies inventory		6,699	5,803
		29,138	34,674
Restricted cash	7	250	493
Bellavista Mine equipment held for sale	8	3,350	3,400
Property, plant and equipment	9	36,106	34,988
		$68,844	$73,555

Liabilities
Current
Accounts payable and accrued liabilities		$12,226	$11,906
Current portion of asset retirement obligations	11	2,678	3,092
		14,904	14,998
Asset retirement obligations	11	5,161	5,524
		20,065	20,522

Shareholders’ Equity
Warrants	12	16,895	16,895
Agent’s options	13	1,820	1,820
Contributed surplus	14	9,421	8,289
Common shares	15	108,373	108,373
Deficit		(87,501)	(82,479)
Accumulated other comprehensive (loss) income		(229)	135
		48,779	53,033
		$68,844	$73,555

Nature of operations, basis of presentation

and going concern	1
Contingency	8

The accompanying notes form an integral part of these consolidated financial statements.

Central Sun Mining Inc.

Consolidated Statements of Operations

Three months ended March 31, 2008 and 2007

(Unaudited)

(US Dollars and shares in thousands, except per share amounts)

	Note	2008	2007

Sales		$12,310	$20,297

Cost of sales		6,786	14,639
Royalties and production taxes		702	856
Depreciation and depletion		597	3,980
Accretion expense	11	150	66
		8,235	19,541
Income from mining operations before the undernoted items		4,075	756
Expenses and other income
General and administrative		1,296	1,371
Orosi Mine* - Mill Project		4,216	-
Care and maintenance		1,214	-
Stock-based compensation	15	1,132	366
Exploration		1,061	417
Other (income) expense	3	178	(253)

		9,097	1,901
Loss from continuing operations		(5,022)	(1,145)

Loss from discontinued operations, net of tax	10	-	(28)

Net loss for the period		$(5,022)	$(1,173)

Loss per share from continuing operations – basic and diluted		$(0.08)	$(0.03)
Income per share from discontinued operations, net of tax – basic and diluted		-	-
Loss per share – basic and diluted		$(0.08)	$(0.03)

Weighted average number of shares issued and outstanding		59,337	34,396

Nature of operations, basis of presentation

and going concern	1

*Formerly Libertad Mine

The accompanying notes form an integral part of these consolidated financial statements.

Central Sun Mining Inc.

Three months ended March 31, 2008 and 2007

(Unaudited)

(US Dollars in thousands)

Consolidated Statements of Comprehensive (Loss) Income

	2008	2007

Net loss for the period	$(5,022)	$(1,173)
Other comprehensive income
Unrealized gains (losses) on available-for-sale securities, excluding foreign exchange, net of tax	(312)	1,688
Unrealized foreign exchange gains (losses) on available-for-sale securities, net of tax	(52)	14
Reclassification adjustment for gains to be included in net income	-	(131)
Total other comprehensive (loss) income	(364)	1,571
Total comprehensive (loss) income	$(5,386)	$398

Consolidated Statements of Deficit

	2008	2007

Balance, beginning of period	$(82,479)	$(21,555)
Net loss for the period	(5,022)	(1,173)
Balance, end of period	$(87,501)	$(22,728)

Consolidated Statements of Accumulated Other Comprehensive Income

	2008	2007

Balance, beginning of period	$135	$-
Cumulative impact of accounting changes relating to financial instruments	-	514
Adjusted balance, beginning of period	135	514
Other comprehensive income
Net change in unrealized (losses) gains on available-for-sale securities	(364)	1,571
Balance, end of period	$(229)	$2,085

The accompanying notes form an integral part of these consolidated financial statements.

Central Sun Mining Inc.

Consolidated Statements of Cash Flows

Three months ended March 31, 2008 and 2007

(Unaudited)

(US Dollars in thousands)

	Note	2008	2007
Operating activities
Loss from continuing operations		$(5,022)	$(1,145)
Asset retirement obligations settled	11	(927)	(38)
Items not affecting cash:
Depreciation and depletion		597	3,980
Accretion expense	11	150	66
Stock-based compensation	15	1,132	366
Gain on sale of marketable securities		-	(131)
Interest income		68	-
Interest and finance fees		-	89
Net write-down of accounts and note receivable		10	-
Unrealized foreign exchange gain		(2)	1
		(3,994)	3,188
Change in non-cash working capital	16	650	2,206
Cash (used in) generated from operating activities		(3,344)	5,394

Financing activities
Repayment of long-term debt		-	(1,000)
Equity issued, net of issue costs		-	219
Cash used in financing activities		-	(781)

Investing activities
Proceeds from sale of marketable securities		-	183
Change in restricted cash	7	243	(243)
Purchase of property, plant and equipment		(1,473)	(1,082)
Cash used in investing activities		(1,230)	(1,142)

(Decrease) increase in cash and cash equivalents from continuing operations		(4,574)	3,471
Decrease in cash and cash equivalents from discontinued operations	10	-	(149)

Cash and cash equivalents, beginning of period		16,762	9,548
Cash and cash equivalents, end of period		$12,188	$12,870
*Formerly Libertad Mine
Supplemental cash flow information	16

The accompanying notes form an integral part of these consolidated financial statements.

Central Sun Mining Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2008

(Unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

1.	NATURE OF OPERATIONS, BASIS OF PRESENTATION AND GOING CONCERN

At a special meeting of shareholders held on November 29, 2007, Glencairn Gold Corporation’s name was changed to Central Sun Mining Inc. (“Central Sun” or the “Company”). The Company also changed the name of the Libertad Mine in Nicaragua to the Orosi Mine.

Central Sun’s business is gold mining which includes exploration, development, extraction, processing and reclamation. The Company’s business also includes the acquisition of gold properties in operation or in the exploration or development stage. The Company operates the Limon and Orosi Mines in Nicaragua and is reclaiming the Bellavista Mine in Costa Rica. The Company also has an option to acquire the Mestiza exploration property in Nicaragua.

On March 31, 2007, the Company suspended mining activities at the Orosi Mine. During 2007, the Company made payments towards the acquisition and construction of a conventional milling circuit. The mine continues to incur care and maintenance charges during the development period.

On July 25, 2007, the Company suspended all mining activities at the Bellavista Mine due to concerns over ground movements in the heap leach pad. Management concluded that the mine will not resume operations. The Bellavista Mine has been on care and maintenance since this date and revenues from residual leaching of the pads ceased at the end of September 2007. Remediation of the site commenced October 1, 2007 and management expects the remediation project to last for four years.

These consolidated financial statements have been prepared on the basis of Canadian generally accepted accounting principles (“Canadian GAAP”) applicable to a "going concern", which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.  As at March 31, 2008, the Company had used $3,344,000 in operating cash flows, reported a net loss of $5,022,000 and had an accumulated deficit of $87,501,000.  The Company may not have sufficient cash to fully fund ongoing 2008 capital expenditures, exploration activities and complete the development of the Orosi Mine - mill project and therefore will require additional funding which, if not raised, would result in the curtailment of activities and project delays.  Management expects that additional financing will be available, and may be sourced in time to allow the Company to continue the normal course of planned activities. However, there can be no assurances that the Company’s activities will be successful and as a result there is substantial doubt regarding the “going concern” assumption.  These consolidated financial statements do not reflect adjustments that would be necessary if the “going concern” assumption were not appropriate.  If the “going concern” assumption were not appropriate for these consolidated financial statements, then adjustments to the carrying values of assets and liabilities, reported expenses and balance sheet classifications, which could be material, may be necessary.

The unaudited consolidated financial statements of the Company, which are expressed in U.S. dollars, have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and they follow the same accounting policies and methods of application as the audited consolidated financial statements for the year ended December 31, 2007 except for those changes disclosed in Note 2. These unaudited interim consolidated financial statements do not include all the information and note disclosures required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the most recent annual consolidated financial statements and notes thereto.

In the opinion of management, all adjustments considered necessary for fair and consistent presentation of interim financial statements have been included.

Central Sun Mining Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three months ended March 31, 2008 and 2007

(Unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

2.  ACCOUNTING POLICIES

a)	Recently Adopted Polices

Central Sun adopted new accounting standards effective January 1, 2008 on a prospective basis.

(i)	Section 3031 - Inventories

This section prescribes the accounting treatment for inventories and provides guidance on the determination of costs and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories. This section also requires additional disclosure regarding the expensing of inventory.

Central Sun has adopted this new standard on a prospective basis. The adoption of the new standard will have no impact on the results of operations. The additional disclosures required under this section have been presented in Note 6.

(ii)	Section 1535 – Capital Disclosures

This section establishes standards for disclosing information about a company’s capital and how it is managed.

Under this standard the Company is required to disclose the following, based on the information provided internally to the Company’s key management personnel:

(a)	Qualitative information about its objectives, policies and processes for managing capital;
(b)	Summary quantitative data about what it manages as capital;
(c)	Whether during the period it complied with externally imposed capital requirements to which it is subject; and,
(d)	When the Company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

The disclosures required under this new accounting standard have been presented in Note 18.

(iii)  Section 3862 – Financial Instruments – disclosures

This section requires entities to provide disclosure of quantitative and qualitative information in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity’s financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and management’s objectives, policies and procedures for managing such risks. The Company is required to disclose the measurement basis or bases used, and the criteria used to determine classification for different types of instruments.

The section requires specific disclosures, including the criteria for:

(a)	Designating financial assets and liabilities as held for trading;
(b)	Designating financial assets as available for sale; and,
(c)	Determining when impairment is recorded against the related financial asset or when an allowance account is used.

The disclosures required under this new accounting standard have been presented in Note 18.

Central Sun Mining Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three months ended March 31, 2008 and 2007

(Unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

(iv)	Section 3863 – Financial Instruments – presentation

This section establishes standards for presentation of financial instruments and non-financial derivatives and provides additional guidance for the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, and the classification of related interest, dividends, losses and gains.

The requirements under this section have been complied with.

b)	New Accounting Standards

(i)  Section 3064 – Goodwill and intangible assets

Effective January 1, 2009, the Company will adopt Section 3064 “Goodwill and intangible assets” which establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets.

Concurrent with the introduction of this standard, the CICA withdrew EIC 27 “Revenues and expenses during the pre-operating period”. As a result of the withdrawal of EIC 27, the Company will no longer be able to defer costs and revenues incurred prior to commercial production at new mine operations.

The Company continues to evaluate the impact of this standard on future transactions.

(ii)  Convergence with International Financial Reporting Standards

The Canadian Institute of Chartered Accountants plans to transition Canadian GAAP for public companies to International Financial Reporting Standards (“IFRS”).  The effective changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The impact of the transition to IFRS on the Corporation’s consolidated financial statements is not yet determinable.

3.	OTHER (INCOME) EXPENSE
	Three months ended March 31
	2008	2007

Interest and other income	$(193)	$(235)
Gain on sale of marketable securities	-	(131)
Litigation expense	110	-
Foreign exchange loss (gain)	251	(61)
Interest and finance fees	-	174
Net write-down of accounts and note receivable	10	-
	$178	$(253)

Central Sun Mining Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three months ended March 31, 2008 and 2007

(Unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

4.	MARKETABLE SECURITIES

The Company held the following marketable securities:

	March 31, 2008		December 31, 2007
	Shares	Amount	Shares	Amount

Independent Nickel Corp.	2,000	$477	2,000	$749
Carlisle Goldfields Limited	4,000	778	4,000	870
		$1,255		$1,619

These securities have been valued at closing prices on the relevant stock exchange, at March 31, 2008 and December 31, 2007.

At March 31, 2008, 1,800,000 shares of Independent Nickel Corp. were subject to a contractual escrow agreement. The release schedule is as follows:

Date	Number of Shares

June 23, 2008	350
September 22, 2008	350
December 22, 2008	350
March 23, 2009	350
June 22, 2009	400
1,800

At March 31, 2008, 2,000,000 shares of Carlisle Goldfields Limited were subject to a regulatory escrow agreement which will be released on July 31, 2008.

5.	ACCOUNTS RECEIVABLE AND PREPAIDS

Included in accounts receivable and prepaids at March 31, 2008 are: $2,836,000 (2007 - $2,768,000) in receivables relating to the disposition of the Cerro Quema property (see Note 12); $1,300,000 (2007 - $1,300,000) in deposits to a third-party contractor with respect to the construction of a grinding mill at the Orosi Mine;and, $577,000 (2007 - $654,000) in value-added tax receivables from the Nicaraguan tax authorities.

Central Sun Mining Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three months ended March 31, 2008 and 2007

(Unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

6.	PRODUCT INVENTORY

	March 31	December 31
	2008	2007

In-process inventories	$756	$1,247
Gold inventory	959	2,179

Total	$1,715	$3,426

	Three months ended March 31
	2008	2007

Production costs	$5,172	$15,116
Depreciation and depletion	391	4,102
Change in inventory	1,804	(609)

Total inventory expensed	$7,367	$18,609

Allocated to:
Cost of sales	$6,786	$14,639
Depreciation and depletion	581	3,970

Total inventory expensed	$7,367	$18,609

7.	RESTRICTED CASH

The Company has placed $250,000 (2007 - $250,000) in a deposit with a bank to secure letters of guarantee issued by the banks to Costa Rican government authorities, to ensure the Company’s future reclamation obligations are completed.

On March 7, 2008 the courts in Costa Rica ordered the previously garnished bank account balances at the Bellavista Mine be distributed as partial payment of amounts due stemming from Central Sun’s loss in an arbitration case with the holders of the Dobles royalties (“Dobles”). As a result of this distribution, the Company held $nil (2007 - $243,000) of restricted cash related to the Dobles arbitration at March 31, 2008.

8.	BELLAVISTA MINE AND CONTINGENCY

On July 25, 2007, Central Sun announced that mining operations at the Bellavista Mine in Costa Rica were suspended due to ground movements in the heap leach pad. The Company has no plans to reopen the mine at this time. At March 31, 2008 the property is shown at its estimated recoverable amount of $3,350,000 (2007 - $3,400,000).

On March 7, 2008, the courts in Costa Rica placed a lien on land at the Bellavista Mine site as security for the payment of amounts due stemming from the Company’s loss in an arbitration case with Dobles. As a result of the distribution of the restricted cash (see Note 7), Central Sun’s liability at March 31, 2008 is $738,000 (2007 - $984,000). The placement of the lien will have no effect on the Company’s reclamation process currently underway.

Central Sun Mining Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three months ended March 31, 2008 and 2007

(Unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

The Costa Rican government has also indicated it will not permit the selling or transferring of assets from the Bellavista Mine site. The Company is currently negotiating with the government to reach an amicable solution. Should the government be successful in preventing any future asset sales or transfers from the site, the carrying value of the Bellavista Mine assets may be written-down. The likely outcome of this situation cannot be determined at this time.

9.	PROPERTY, PLANT AND EQUIPMENT

	2008	2007

Mine properties:
Limon Mine, Nicaragua
Cost	$28,295	$27,224
Accumulated depreciation and depletion	(17,694)	(17,303)
	10,601	9,921

Orosi Mine*, Nicaragua (a)
Cost	21,229	21,072
Accumulated depreciation and depletion	(5,025)	(5,020)
	16,204	16,052
Less: Write-down	-	(88)
	16,204	15,964
Construction-in-progress (b)	8,618	8,411
	24,822	24,375
Other properties:
Mestiza, Nicaragua (c)	645	648

Corporate assets:
Cost	208	208
Accumulated depreciation	(170)	(164)
	38	44

Property, plant and equipment	$36,106	$34,988

Bellavista Mine equipment held for sale (d)	$3,350	$3,400

*Formerly Libertad Mine

(a) Orosi Mine, Nicaragua

On July 6, 2006, the Company acquired the Orosi Mine, a mining property located east of Managua, the capital city of Nicaragua. Gold production from the mine is subject to a 2% net smelter return royalty.

On March 31, 2007, activities at the Orosi Mine were suspended. The Company is constructing a conventional milling facility at the site. The Orosi Mine will continue to incur care and maintenance costs until the mill conversion has been commissioned.

During the third quarter of 2007, the Company changed the mine name to the Orosi Mine from its former name of Libertad Mine.

Central Sun Mining Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three months ended March 31, 2008 and 2007

(Unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

(b)	Construction-in-progress

At March 31, 2008, the Company has made payments of $8,618,000 to third parties as part of the acquisition of a used mill facility to be relocated and built at the Orosi Mine. Consulting, engineering and other project support costs related to this used mill facility have been expensed.

(c)	Mestiza, Nicaragua

On September 6, 2006, Central Sun signed an option agreement to acquire the Mestiza property in Nicaragua. The Company has since made payments totalling $530,000. The Company can complete the acquisition by making further cash installments totalling $1,603,000. The installments are due as follows:

Date	Amount

July 2008	$330
January 2009	100
July 2009	948
January 2010	225
$1,603

If management chooses at any time to not make any further installments, the property rights revert to the vendors and all payments made-to-date will be written-off.

The property is subject to a 3% net smelter return royalty and a 3% production tax based on revenues.

(d)	Bellavista Mine, Costa Rica

The balance of $3,350,000 represents the estimated value of the assets held for sale. The Company is actively seeking buyers for the remaining equipment and machinery at the Bellavista Mine site. This amount has been separately disclosed on the balance sheet. The Company plans on transferring some of the assets to the Orosi Mine site as they are required for part of the mill construction project (see Note 8).

10.	DISPOSITION OF CERRO QUEMA PROPERTY

On October 31, 2007, Central Sun completed the sale of the Cerro Quema property for aggregate consideration of $6,000,000. At March 31, 2008, $3,000,000 had been paid to Central Sun. The remaining payments are contractually scheduled as follows: $1,000,000 on June 30, 2008 and $2,000,000 on December 31, 2008. The discounted value of $2,836,000 (2007 - $2,768,000) has been recorded as accounts receivable and prepaids and represents the only remaining asset related to the Company’s investment in Cerro Quemo.

As a result of the timing of cash to be received, the Company has recognized $68,000 (March 31, 2007 - $nil) of imputed interest income for the three months ended March 31, 2008. The statement of operations has separately presented the results from discontinued operations. The net income from discontinued operations for the three months ended March 31, 2008 was $nil (March 31, 2007 - $28,000).

Central Sun Mining Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three months ended March 31, 2008 and 2007

(Unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

The cash flows from discontinued operations are as follows:

	Three months ended March 31
	2008	2007

Operating activities	$-	$(149)

11.	ASSET RETIREMENT OBLIGATIONS

	Three months ended March 31, 2008
	Limon Mine	Bellavista Mine	Orosi Mine*	Keystone Property	Total

Balance, beginning of period	$1,315	$5,333	$1,413	$555	$8,616
Liabilities settled	-	(891)	-	(36)	(927)
Accretion expense	23	94	24	9	150
Balance, end of period	1,338	4,536	1,437	528	7,839
Less: current portion	(40)	(2,110)	-	(528)	(2,678)
	$1,298	$2,426	$1,437	$-	$5,161

	Three months ended March 31, 2007
	Limon Mine	Bellavista Mine	Orosi Mine*	Keystone Property	Total

Balance, beginning of year	$979	$595	$1,321	$1,154	$4,049
Liabilities incurred	-	-	-	-	-
Liabilities settled	-	-	-	(38)	(38)
Accretion expense	17	10	23	16	66
Balance, end of year	996	605	1,344	1,132	4,077
Less: current portion	-	-	-	(1,132)	(1,132)
	$996	$605	$1,344	$-	$2,945

*Formerly Libertad Mine

12.	WARRANTS

There were no transactions in the warrant account in 2008.

	Number of Warrants	Amount

At March 31, 2008 and December 31, 2007	135,677	$16,895

Central Sun Mining Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three months ended March 31, 2008 and 2007

(Unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

The following table summarizes further information about the warrants outstanding at March 31, 2008:

Exercise Price	Number Outstanding at March 31, 2008	Expiry Date
(Cdn$)

$1.26	86,835	October 22, 2010
$5.60	15,000	July 6, 2008
$8.75	33,842	November 26, 2008
	135,677

13.	AGENT'S OPTIONS

There were no transactions in the agent’s options account in 2008.

	Number of Agent’s Options	Amount

At March 31, 2008 and December 31, 2007	8,650	$1,820

14.	CONTRIBUTED SURPLUS

A summary of the changes in the contributed surplus account in 2008 was as follows:

Amount

At December 31, 2007	$8,289
Grant of employee stock options	632
Grant of employee bonus shares (Note 15(c))	500
At March 31, 2008	$9,421

Central Sun Mining Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three months ended March 31, 2008 and 2007

(Unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

15.	COMMON SHARES

Central Sun is authorized to issue an unlimited number of common shares without nominal or par value.

There were no transactions in the common shares account in 2008.

	Number of Common Shares	Amount

Issued and outstanding at March 31, 2008 and December 31, 2007	59,337	$108,373
Bonus shares in escrow (c)	1,665	-
Issued at March 31, 2008	61,002	$108,373

(a)	Share Consolidation

On November 29, 2007, the shareholders of the Company authorized the consolidation of one common share for every seven pre-consolidation common shares of the issued and outstanding common shares of the Company. The consolidation was made effective December 5, 2007. All comparative share capital, common share, option data (with the exception of agent’s options), and earnings per share amounts in the accompanying consolidated financial statements and notes have been retroactively revised to reflect this share consolidation.

(b)	Stock options

Central Sun has a stock option plan whereby Central Sun’s directors may from time to time grant options to directors, officers, and employees. The maximum term of any option may be ten years, but generally options are granted for five years or less. The exercise price of an option is the volume weighted average price on the Toronto Stock Exchange of the five days preceding the grant date.

Stock option grants vest at 25% on each of the date of grant and six, twelve and eighteen months from the date of grant. As such, the estimated fair value of these options will be expensed over the options’ vesting period of 18 months and recorded as contributed surplus within shareholders’ equity.

For the three months ended March 31, 2008, the Company recognized stock-based compensation expense of $632,000 (March 31, 2007 - $366,000) related to options that vested under the Company’s stock-based compensation plan. The fair value of each option grant was estimated on the date of grant using the Black-Scholes pricing model.

Central Sun Mining Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three months ended March 31, 2008 and 2007

(Unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

On February 4, 2008, the Company granted 140,000 stock options to employees. The fair values of these options were calculated using the following assumptions:

Quantity:	140
Exercise price:	Cdn$1.80
Expected life in years:	3
Risk free interest rate:	3.17%
Expected volatility:	74%
Dividend yield:	0%
Fair value:	$127,000

A summary of all of the Company’s outstanding stock option amounts at March 31, 2008, and changes during the three months ended March 31, 2008 is as follows:

	Number	Weighted- Average Exercise Price
		(Cdn$)

At December 31, 2007	6,501	$2.23
Expired	(214)	4.58
Granted	140	1.80
At March 31, 2008	6,427	$2.14

			Options Outstanding	Options Exercisable
Exercise Prices	Number Outstanding at March 31, 2008	Weighted-Average Remaining Contractual Life	Weighted- Average Exercise Price	Number Exercisable at March 31, 2008	Weighted- Average Exercise Price
(Cdn$)		(in years)	(Cdn$)		(Cdn$)

$1.21 to $3.36	4,911	4.6	$1.28	1,345	$1.42
$3.85 to $6.65	1,516	2.6	4.93	1,406	4.97
$1.21 to $6.65	6,427	4.1	$2.14	2,751	$3.23

(c)	Share Bonus Plan

At the special meeting of shareholders held on November 29, 2007, shareholders approved amendments to a share bonus plan approved earlier in the year. The Company had established the share bonus plan for the purpose of advancing the interests of the Company through the motivation, attraction and retention of directors, officers, employees and consultants. The plan was amended to increase the number of common shares reserved for issuance to 2,500,000 post-consolidation common shares. Participants must continue to be employed with the Company until the shares are released from escrow otherwise the shares will be cancelled. There are no voting rights on the shares until release of the shares from escrow to the participant.

Central Sun Mining Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three months ended March 31, 2008 and 2007

(Unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

Effective December 18, 2007, 1,665,000 common shares were issued and placed into escrow under the plan. The shares were held subject to an escrow arrangement and to be released and delivered to the participant at 25% on each of June 30, 2008, December 31, 2008, June 30, 2009, and December 31, 2009. The total value of the grant was determined to be $2,053,000 and will be recognized in stock-based compensation as they vest. For the three months ended March 31, 2008, an amount of $500,000 had been recorded as stock-based compensation in respect of shares issued under this plan.

16.	SUPPLEMENTAL CASH FLOW INFORMATION

Change in non-cash working capital:

	Three months ended March 31
	2008	2007

Accounts receivable, notes receivable and prepaids	$(159)	$1,026
Product inventory	1,521	(416)
Supplies inventory	(1,012)	(218)
Accounts payable and accrued liabilities	300	1,814
	$650	$2,206

Operating activities included the following cash payments:

	Three months ended March 31
	2008	2007

Interest paid	$-	$84

17. RELATED PARTY TRANSACTIONS

During the three months ended March 31, 2008, the Company incurred management fees of $30,000 (March 31, 2007 - $nil) with a company controlled by a director of Central Sun. These transactions occurred during the normal course of operations and were measured at the exchange amount established and accepted by the transacting parties. There were $nil unpaid balances at March 31, 2008 (2007 - $nil).

18.	CAPITAL AND FINANCIAL RISK MANAGMENT

(i)	Capital risk management

Central Sun’s objectives when managing its capital is to ensure it will be able to continue as a going concern while maximizing the return to shareholders. The price of gold, cost minimizing production of gold and a successful exploration environment are the key factors in helping the Company reach its capital risk management objectives. The capital structure of the Company includes shareholders’ equity, except for accumulated other comprehensive income, and debt incurred.  The Company monitors shareholders’ equity on the basis of long-term debt to shareholders’ equity.  At March 31, 2008 and December 31, 2007, the Company had no debt.

Central Sun Mining Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three months ended March 31, 2008 and 2007

(Unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

(ii)	Financial risk management

Central Sun monitors and manages the financial risks relating to operations through analysis of exposures by degree and magnitude of risk. These risks include credit risk, market risk and liquidity risk.

The carrying amount of the Company’s financial instruments, which include cash and cash equivalents, accounts receivable, restricted cash, and accounts payable and accrued liabilities, approximate their fair value due to the short-term maturities of these financial instruments.

Credit risk

Credit risk refers to the risk that another entity will default on its contractual obligations which will result in a loss for the Company. A significant portion of the Company’s accounts receivables relates to the remaining proceeds from the sale of a development property to the former minority interest holder.

Market risk

Market risk includes currency risk and price risk.

The Company’s operations expose it to changes in the price of gold. Currently, the Company does not engage in any activities that would mitigate this risk.

The Company operates internationally and is exposed to foreign exchange risk arising from recognized assets and liabilities denominated in a currency that is not the Company’s functional currency. A 5% change in the Canadian to U.S. dollar exchange rate would result in a change in net loss of $288,000 and a change in comprehensive loss of $348,000. A 5% change in the Nicaraguan Cordoba to the U.S. dollar would change net loss and comprehensive loss by $193,000.

Central Sun is also exposed to the changes in the market price of its marketable securities. As it is the intent of the Company to hold these securities, these securities have been designated as available-for-sale and not trading. A 5% change in the market value of the securities would not affect net loss but would change comprehensive loss by $62,000.

Liquidity risk

Liquidity risk refers to the risk that Central Sun will not be able to meet its financial obligations when they become due or can only do so at excessive costs. As discussed in Note 1, the Company believes it will have sufficient access to financial markets to continue to meet its obligations as they become due.

19.	SEGMENT INFORMATION

The Company is organized into four segments: Limon Mine (Nicaragua), Bellavista Mine (Costa Rica), Orosi Mine* (Nicaragua) and “Corporate and Other”. The Corporate and Other segment includes: Cerro Quema property (see Note 10), Mestiza property, Keystone Mine (ceased operations in April 2000), and corporate operations. The Company evaluates performance based on net earnings or loss. The Company's segments are summarized in the following table:

Central Sun Mining Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three months ended March 31, 2008 and 2007

(Unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

(i)	Segment Balance Sheets

At March 31, 2008
Limon Mine	Bellavista Mine	Orosi Mine*	Corporate and Other	Total

Cash and cash equivalents	$262	$122	$212	$11,592	$12,188
Other current assets	9,344	301	1,688	5,617	16,950
Restricted cash	-	250	-	-	250
Bellavista Mine equipment held for sale	-	3,350	-	-	3,350
Property, plant and equipment	10,601	-	24,822	683	36,106
Total assets	$20,207	$4,023	$26,722	$17,892	$68,844

At December 31, 2007
Limon Mine	Bellavista Mine	Orosi Mine*	Corporate and Other	Total

Cash and cash equivalents	$476	$83	$67	$16,136	$16,762
Other current assets	10,043	286	1,812	5,771	17,912
Restricted cash	-	493	-	-	493
Bellavista Mine equipment held for sale	-	3,400	-	-	3,400
Property, plant and equipment	9,921	-	24,375	692	34,988
Total assets	$20,440	$4,262	$26,254	$22,599	$73,555

*Formerly Libertad Mine

Central Sun Mining Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three months ended March 31, 2008 and 2007

(Unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

(ii)	Segment Statements of Operations

	Three months ended March 31, 2008
	Limon Mine	Bellavista Mine	Orosi Mine*	Corporate and Other	Total
Sales	$12,310	$-	$-	$-	$12,310
Cost of sales	6,786	-	-	-	6,786
Royalties and production taxes	702	-	-	-	702
Depreciation and depletion	581	-	4	12	597
Accretion expense	23	94	24	9	150
	8,092	94	28	21	8,235
Income (loss) from mining operations before the undernoted items	4,218	(94)	(28)	(21)	4,075
Expenses and other income
General and administrative	-	-	-	1,296	1,296
Orosi Mine* - Mill Project	-	-	4,216	-	4,216
Care and maintenance	-	123	1,091	-	1,214
Stock-based compensation	-	-	-	1,132	1,132
Exploration	423	-	517	121	1,061
Other (income) expense	(6)	88	(4)	100	178
	417	211	5,820	2,649	9,097
Income (loss) from continuing operations	3,801	(305)	(5,848)	(2,670)	(5,022)
Net income (loss) for the year	$3,801	$(305)	$(5,848)	$(2,670)	$(5,022)

*Formerly Libertad Mine

	Three months ended March 31, 2007
	Limon Mine	Bellavista Mine	Orosi Mine*	Corporate and Other	Total
Sales	$5,569	$6,797	$7,931	$-	$20,297
Cost of sales	3,853	4,358	6,428	-	14,639
Royalties and production taxes	357	114	385	-	856
Depreciation and depletion	352	1,958	1,660	10	3,980
Accretion expense	17	10	23	16	66
	4,579	6,440	8,496	26	19,541
Earnings (loss) from mining operations before the undernoted items	990	357	(565)	(26)	756
Expenses and other income
General and administrative	-	-	101	1,270	1,371
Stock-based compensation	-	-	-	366	366
Exploration	163	-	230	24	417
Other (income) expenses	(26)	(91)	88	(224)	(253)
	137	(91)	419	1,436	1,901
Income (loss) from continuing operations	853	448	(984)	(1,462)	(1,145)
Loss from discontinued operations, net of tax	-	-	-	(28)	(28)
Net income (loss) for the year	$853	$448	$(984)	$(1,490)	$(1,173)

*Formerly Libertad Mine

Central Sun Mining Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three months ended March 31, 2008 and 2007

(Unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

The Company’s gold production is currently refined in Canada. Gold is sold to customers in the United States, but due to the liquidity of the gold market and the large number of potential customers worldwide, future sales may not be limited to these customers.

(iii)	Capital Expenditures

	Three Months ended March 31, 2008
	Limon Mine	Bellavista Mine	Orosi Mine*	Corporate and Other	Total

Capital expenditures	$1,022	$-	$451	$-	$1,473

	Three Months ended March 31, 2007
	Limon Mine	Bellavista Mine	Orosi Mine*	Corporate and Other	Total

Capital expenditures	$458	$599	$18	$7	$1,082

*Formerly Libertad Mine

CORPORATE INFORMATION

Head Office

500-6 Adelaide Street East

Toronto, ON

M5C 1H6

Tel: 416-860-0919

Fax: 416-367-0182

E-mail: ir@centralsun.ca

OFFICERS	DIRECTORS

Stan Bharti	Stan Bharti
Chairman
George Faught
Peter Tagliamonte
President and Chief Executive Officer	Ronald Gagel

Denis Arsenault	Bruce Humphrey
Chief Financial Officer
Patrick Mars
Graham Speirs
Chief Operating Officer	Joe Milbourne

Bill Pearson	Peter Tagliamonte
Executive Vice President, Exploration

Jennifer Wagner
Corporate Secretary and General Counsel

Arthur Chen
Controller

Listing

Toronto Stock Exchange (TSX)

Stock Symbol: CSM

Warrant Symbol: CSM. WT

American Stock Exchange (AMEX)

Stock Symbol: CSM

Transfer Agent

Equity Transfer and Trust Company

200 University Avenue, Suite 400

Toronto, Ontario

M5H 4H1

Tel: 416-361-0930

Fax: 416-361-0470

EXHIBIT 99.2

Interim Report

Q1

Management’s Discussion and Analysis

March 31, 2008

Central Sun Mining Inc.

(Formerly Glencairn Gold Corporation)

Management’s Discussion and Analysis

For the three months ended March 31, 2008

The following discussion and analysis should be read in conjunction with the Company’s unaudited interim consolidated financial statements and related notes thereto for the three month period ended March 31, 2008, which have been prepared in United States dollars and in accordance with Canadian generally accepted accounting principles for interim financial statements. The reader should also refer to the Annual Information Form, audited consolidated financial statements and Management’s Discussion and Analysis for the years ended December 31, 2007 and 2006. This Management’s Discussion and Analysis has been prepared as of May 13, 2008. All dollar amounts are US dollars unless otherwise indicated.

Highlights

•	The Limon Mine produced 9,844 ounces of gold.
•	Central Sun sold 13,524 ounces of gold at an average realized price of $910 for total revenues of $12,310,000.
•

The conversion of the Orosi Mine from a heap leach to a conventional mill operation is on schedule. Management has since revised the estimated costs to $41 - $46 million from previous estimates of $30 - $35 million.

•	At March 31, 2008 the Company had cash-on-hand of $12,188,000 and working capital of $14,234,000.

Overview

Central Sun Mining Inc. (“Central Sun” or the “Company”) is a gold producer with mining and exploration activities focused in Nicaragua. The Company operates the Limon Mine and is in the process of converting the Orosi Mine (formerly the Libertad Mine) to a conventional milling operation. Both properties are located in Nicaragua. The Bellavista Mine in Costa Rica is currently being reclaimed. The Company also has an option to acquire the Mestiza exploration property in Nicaragua. Central Sun’s growth strategy is focused on optimizing current operations, expanding mineral resources and reserves at existing mines, and looking for merger and acquisition opportunities in the Americas.

In early 2007, the Company commenced a major project to convert the heap-leach process at the Orosi Mine to a conventional milling operation (“Mill Project”). Since the beginning of the project, a total of $15,577,000 has been spent to March 31, 2008. The Company’s feasibility study on this project was completed in mid May 2008 will be posted on SEDAR within forty five days of May 8th 2008.

Mining activities at the Company’s Bellavista Mine ceased during the third quarter of 2007. Since that time, reclamation activities have begun and it is not expected that mining activities will resume.

1

Selected Quarterly Information

	Three months ended March 31
	2008	2007

Gold sales (ounces)	13,524	31,134
Pre-production gold ounces sold*	-	482
Average spot gold price ($/ounce)	$927	$650
Average realized gold price ($/ounce)	$910	$652
Cash operating costs ($/ounce)	$502	$470
Total cash costs ($/ounce)	$554	$498
Gold produced (ounces)	9,844	31,801

(in thousands, except per share amounts)
Sales	$12,310	$20,297
Cost of sales	$6,786	$14,639
Net loss	($5,022)	($1,173)
Loss per share – basic and diluted	($0.08)	($0.03)

* These gold ounces were produced and sold in the pre-commercial production period from the Santa Pancha deposit of the Limon Mine and are not included in sales figures as disclosed in this Management’s Discussion and Analysis and in the Consolidated Financial Statements.

2

Results of Operations

Limon Mine

	Three months ended March 31
	2008	2007	Change	% Change

Gold sold (ounces)	13,524	8,513	5,011	59%
Pre-production gold ounces sold*	-	482	(482)	(100%)
Average realized gold price ($/ounce)	$910	$654	$256	39%

Cash operating costs ($/ounce)	$502	$453	$49	11%
Total cash costs ($/ounce)	$554	$495	$59	12%
Tonnes milled	73,924	73,833	91	0%
Ore grade (g/tonne)	5.3	5.1	0.2	4%
Recovery (%)	78.8	83.1	(4.3)	(5%)
Gold produced (ounces)	9,844	10,023	(179)	(2%)

($ in thousands)
Sales	$12,310	$5,569	$6,741	121%

Cost of sales	6,786	3,853	2,933	76%
Royalties and production taxes	702	357	345	97%
Depreciation and depletion	581	352	229	65%
Accretion	23	17	6	35%
	$8,092	$4,579	$3,513	77%

Income from mining operations	$4,218	$990	$3,228	326%

* These gold ounces were produced and sold in the pre-commercial production period from the Santa Pancha deposit of the Limon Mine and are not included in sales figures as disclosed in this Management’s Discussion and Analysis and in the Consolidated Financial Statements.

Sales from the Limon Mine increased by $6,741,000 in the first quarter of 2008 compared to 2007. The increase in sales revenue was mainly attributed to an increase of 5,011 ounces sold, of which 3,890 ounces were in inventory at December 31, 2007. The continuing rise in worldwide market prices of gold also contributed to an increase in revenue in the first quarter of 2008.

Cost of sales increased by $2,933,000 or 76% in the first quarter of 2008 compared to 2007. The 2008 figures include production costs from the Santa Pancha deposit of the Limon Mine which reached the commercial production stage during the first quarter of 2007. Cash operating costs and total cash costs increased marginally by $49 and $59, respectively, to $502 and $554 and is mainly as a result of the high carrying value of ounces held in inventory at December 31, 2007 and sold in the first quarter of 2008.

Royalties and production taxes increased $345,000 or 97%, which reflects the increase in the dollar value of ounces sold during the quarter compared to the prior year’s quarter.

Depreciation and depletion increased by $229,000 or 65% due to greater capital investment when compared to the same period in the previous fiscal year. Since the Company’s Santa Pancha deposit at the Limon Mine entered into commercial production, all subsequent gold ounces sold from the deposit are being recognized in revenue. Additionally, the capitalized cost of the deposit is now being depreciated over ounces produced thereby increasing depreciation and depletion expenses.

3

Orosi Mine

Central Sun acquired the Orosi Mine in July of 2006. Central Sun achieved significant reduction in the cost of gold production but not by an amount to make the operation profitable due to low heap leach recoveries. The Company suspended operations on March 31, 2007. Since that time, only residual gold ounces were being recovered from the heap leach pads. Production ceased completely in the fourth quarter of 2007.

During 2008, there were no sales, cost of sales, royalties and production taxes, or depreciation and depletion expenses at the site.

The conversion of the Orosi Mine from a heap leach to a conventional mill operation continues as planned. The Company purchased a used mill facility in 2007. The mobilization of the complete mill facilities and equipment from Nevada USA to Nicaragua was completed in the first quarter of 2008. The Company is currently working on constructing the mill at the site. Management has revised the estimated costs of the entire project to $41 - $46 million, including sustaining capital of $5.2 million during the life of the mine, from previous estimates of $30 - $35 million. The increase is largely attributed to an increase in cost estimates for cement, labour and dismantling and is the projected costs in the feasibility study.

The Company’s development expenditures were being expensed until the final feasibility study was obtained indicating the project was economically viable. As at March 31, 2008, $8,618,000 of expenditures have been capitalized by the Company, including $207,000 of expenditures incurred in 2008, as it relates to the acquisition cost of the physical asset. For the quarter ended March 31, 2008, the Company has expensed consulting, engineering and project support costs of $4,216,000. Total project costs capitalized and expensed to-date is $15,577,000. Effective May 1, 2008, as a feasibility study with a positive outcome was completed all future expenditures related to the Mill Project will be capitalized, on a prospective basis.

4

Bellavista Mine

On July 25, 2007, Central Sun suspended all mining activities at the Bellavista Mine due to ground movements. Residual gold ounces were recovered from the heap leach until the end of August 2007. The decline in gold produced and the resulting reduction in sales and expenses in Q1 of 2008 compared to Q1 of 2007 are directly related to mining activities ceasing on July 25, 2007.

Central Sun began the required reclamation work in 2007. Reclamation expenditures in the amount of $891,000 have been incurred during the first quarter of 2008 and $2,226,000 since mining activities ceased in 2007. This work is continuing as planned. Reclamation activities are expected to continue until the end of 2011 at an undiscounted cost of $5,126,000. Care and maintenance expenditures in the amount of $123,000 have been incurred during the first quarter of 2008 and $1,780,000 since mining activities ceased.

In 2003, the holder of the Dobles royalty (“Dobles”) commenced an arbitration hearing related to an agreement with the Company. The arbitration panel determined that the royalty agreement, which contained an option to buy out the royalty, should be interpreted as a purchase agreement and ordered the Company to pay $850,000, which was the exercise price of the option, plus costs of $94,000. The Company appealed the arbitration award to the Supreme Court of Costa Rica. In January 2006, the Company was advised that the Supreme Court had declined to overturn the arbitration award. As a result of these events, the courts in Costa Rica garnished cash bank account balances of $243,000 and on March 7, 2008, the courts in Costa Rica ordered the Company to disburse the restricted cash held as part of the arbitration settlement to Dobles. At March 31, 2008, the Company had a remaining accrual of $738,000 related to the arbitration. Additionally, the courts placed a lien on a parcel of land at the Bellavista Mine site. The lien does not affect the Company’s reclamation efforts.

With the cessation of mining activities the Company began, in the first quarter of 2008, dismantling a rod mill which was to be sold or transferred. Subsequent to the end of the quarter and while the assets were being transported in Costa Rica, the Costa Rican government had ordered that these assets be returned to the mine site. The Company has complied with this order and is currently negotiating with the Costa Rican government to resolve this situation to the satisfaction of all parties. The Company believes it is within its rights to transfer or sell the assets at the Bellavista Mine site. At March 31, 2008, the Company has estimated a residual value of $3,350,000 on all remaining assets at the Bellavista Mine site. If the government is successful in preventing the Company from selling or transferring assets from our Bellavista Mine site the carrying value of $3,350,000 would need to be reviewed and could possibly be written down, in a worse case scenario, to nil. The Company had been relying on the funds from the sale of this equipment to fund future remediation at the mine site.

5

Expenses and Other Income

(in thousands)

	Three months ended March 31
	2008	2007	Change	% Change

General and administrative	$1,296	$1,371	$(75)	(5%)
Orosi Mine – Mill project	4,216	-	4,216	100%
Care and maintenance	1,214	-	1,214	100%
Stock-based compensation	1,132	366	766	209%
Exploration	1,061	417	644	154%
Other (income) expense	178	(253)	431	170%
	$9,097	$1,901	$7,196	378%

General and administrative expenses decreased by $75,000 or 5% over the same period in the previous year. In 2008, the Company incurred incremental costs of $150,000 related to the assessment of an insurance claim on the Bellavista Mine property and various miscellaneous consulting and management fees. These increases were offset by a decrease in Sarbanes-Oxley preparation program expensed during the first quarter of 2007. The Company is now performing an ongoing Sarbanes-Oxley compliance program and expenditures in this area are not expected to be significant in 2008.

The Orosi Mine – Mill Project incurred expenditures of $4,216,000 during the first quarter of 2008 on consulting, engineering and project support costs. Non-recoverable intangible costs relating to this project were expensed until May 1, 2008, when a feasibility study with a positive outcome was completed.

Care and maintenance costs of $1,091,000 incurred at the Orosi Mine were incurred to maintain a proper state of upkeep while mining operations were suspended. These costs primarily relate to the maintenance of a basic administrative function as well as expenditures on electricity, property holding costs, and caretaking activities. Also included in care and maintenance were costs of $123,000 not directly related to reclamation activities at the Bellavista Mine.

Stock-based compensation expense increased by $766,000 or 209% over the same period in the previous fiscal year. During the first quarter of 2008, 140,000 options were granted. Total stock option expenses amounted to $632,000 as a result of the vesting of options. On December 18, 2007, 1,665,000 common shares were issued and placed into escrow under the terms of a new share bonus plan. The shares were held subject to an escrow arrangement and to be released and delivered to the participant at 25% on each of June 30, 2008, December 31, 2008, June 30, 2009, and December 31, 2009. The total value of the grant was determined to be $2,053,000 and will be recognized as stock-based compensation expense in the period the shares are released from escrow. At March 31, 2008, an amount of $500,000 had been recorded in stock-based compensation expense in respect of shares issued under this plan.

In the first quarter of 2008, exploration expenses increased by $644,000 or 154% over the same period in the previous fiscal year. The costs incurred in 2008 relate to work being performed at the Limon and Orosi mines and the Mestiza gold property and is part of the Company’s planned exploration work.

Other expenses increased by $431,000 or 170% over the same period in the previous fiscal year. In 2008, major components of this balance included $251,000 in foreign exchange losses and $110,000 in legal fee accruals. These balances were offset by interest and other miscellaneous income of $193,000. In 2007, the components included a $131,000 gain from sale of marketable securities, foreign exchange gains of $61,000, and $235,000 in interest and other miscellaneous income. These balances were offset by $174,000 in interest and finance fees.

6

Cash Flows

Operating

In the first quarter of 2008, the Company sold 13,524 ounces from the Limon Mine compared to 31,134 ounces of gold from its three operating mines in Q1 of 2007. Operating activities used cash of $3,344,000 in 2008, compared to generating $5,394,000 in 2007. Operating cash outflows increased as the Company was no longer mining at the Orosi and Bellavista Mines in 2008. The Orosi Mine was also incurring expenditures related to consulting and engineering for the mill project and care and maintenance costs since the suspension of mining activities. The Company’s Bellavista Mine also commenced reclamation activities since the fourth quarter of 2007. Amounts totalling $927,000 were expended on reclamation activities during the first quarter of 2008.

Financing

There were no financing activities in 2008. In 2007, financing activities used $781,000 and consisted of a repayment of $1,000,000 on long-term debt and $219,000 in cash generated from the issue of common shares from the exercise of stock options.

Investing

Investing activities used $1,473,000 for capital expenditures in the first quarter of 2008 compared to $1,082,000 in the same period last year. During the first quarter of 2008, the courts in Costa Rica remitted a previously garnished amount of $243,000 as partial payment of an outstanding balance owing.

Liquidity and Capital Resources

The Company had cash of $12,188,000 (December 31, 2007 - $16,762,000) and working capital of $14,234,000 at March 31, 2008 (December 31, 2007 - $19,676,000).

In Q1 of 2007, following a positive scoping study the Company announced its intention to proceed with the Mill Project. The Company’s final feasibility study has been completed and has confirmed the economics of this project. At March 31, 2008, the Company capitalized payments totalling $8,618,000 on the acquisition, dismantling, shipping and refurbishing of a used mill which will be re-assembled at the Orosi Mine site. Consulting, engineering and project support costs for the quarter ended March 31, 2008 have totalled $4,216,000 for this project and have been expensed. The Orosi Mine incurred expenses of $1,091,000 for the three month period ended March 31, 2008 for care and maintenance costs.

On July 25, 2007, Central Sun suspended mining operations at the Bellavista Mine in Costa Rica due to ground movements in the heap leach pad. Reclamation activities for the site began in 2007 and are estimated to take four years. At March 31, 2008 total remaining undiscounted expenditures are expected to be approximately $5,126,000 over the next four years. The Company has spent $2,226,000 on reclamation activities to-date, with $891,000 being spent during the first quarter of 2008.

As a result of the ongoing Mill Project and the cessation of mining activities at the Bellavista Mine, there has been a significant decline in gold production for the Company. In response, the Company has undertaken a program to reduce the number of employees, reduced capital expenditure programs, eliminated discretionary expenditures, and disposed of the Cerro Quema development property in Panama. Cash on hand at March 31, 2008 and cash flows expected from operations, the collection of the final proceeds from the sale of its Cerro Quema gold property and the potential sale of marketable securities may not be sufficient to fund the Company’s ongoing and future expansion requirements.

7

Management’s internal cash flow estimates indicate that to fund ongoing 2008 capital expenditures at the Limon Mine, exploration activities and complete the Orosi Mine - Mill Project by the first quarter of 2009 will require additional funding of approximately $20 - $25 million. Management is currently reviewing various options to fund this shortfall which, if not raised, would result in the curtailment of activities and result in project delays. Management expects that additional financing will be available, and will be sourced in time to allow the Company to continue the normal course of planned activities. However, there can be no assurances that the Company’s activities will be successful and as a result there is substantial doubt regarding the “going concern” assumption.  The Company’s consolidated financial statements and management’s discussion and analysis of financial position and operating results do not reflect adjustments that would be necessary if the “going concern” assumption were not appropriate.  If the “going concern” assumption were not appropriate, then adjustments to the carrying values of assets and liabilities, reported expenses and balance sheet classifications, which could be material, may be necessary.

The company does not have any off balance sheet arrangements.

Related Party Transactions

During the three months ended March 31, 2008, the Company incurred management fees of $30,000 with a company controlled by a director of Central Sun. These transactions occurred during the normal course of operations and were measured at the exchange amount established and accepted by the transacting parties. There were no unpaid balances at March 31, 2008.

Outlook

Gold sales for fiscal 2008 are expected to be 45,000 ounces at a cash operating cost of approximately $450 per ounce. Many production inputs, such as fuel, hydro and consumables have been increasing over the past few years and are expected to do so in the near future. Inflationary pressures are expected to continue into the future. The Company is dependant on the Limon Mine at this time as it is the only mine in operation and generating operating cash flow.

The Company suspended mining operations at the Orosi Mine effective March 31, 2007, to begin the Mill Project. It is now expected that the total cost of the project will be between $41 - $46 million dollars which is an upward revision from a 2006 scoping study completed by AMEC estimating costs of $30 - $35 million. The reason for the increase was due to increasing market prices for construction inputs such as cement, power installation costs, shipping, labour, and dismantling. The Mill Project will result in higher recovery rates and lower costs per ounce. The Orosi Mine’s operations are expected to recommence in early 2009. Completion of the Orosi Mine’s Mill Project is dependent on completion of sufficient financing.

As a result of the completion of a positive feasibility study for the Mill Project the Company will commence, on a prospective basis, capitalizing all costs during construction.

In 2008, drilling commenced in the Limon Mine area where six major target areas have already been defined. Induced polarization geophysical surveys are planned on the potential eastern extension of Orosi Mine site area along with geological mapping and trenching to define drill targets on this structure. Exploration drilling at the Orosi Mine area has commenced as well. Geological work including data compilation is in progress at the Mestiza property and some of the other regional targets. The exploration program is anticipated to expand the resources at the Orosi and Limon Mines, and the Mestiza project.

Significant Accounting Policies

Central Sun adopted new accounting standards effective January 1, 2008. The adoption of these new accounting standards had no effect on the results of operations in the period.

8

(i)	Section 3031 - Inventories

This section prescribes the accounting treatment for inventories and provides guidance on the determination of costs and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories. This section also requires additional disclosure regarding the expensing of inventory.

Central Sun has adopted this new standard which had no impact on the results of operations.

(ii)	Section 1535 – Capital Disclosures

This section establishes standards for disclosing information about a company’s capital and how it is managed. Under this standard the Company will be required to disclose the following, based on the information provided internally to the Company’s key management personnel:

(a)	Qualitative information about its objectives, policies and processes for managing capital;
(b)	Summary quantitative data about what it manages as capital;
(c)	Whether during the period it complied with externally imposed capital requirements to which it is subject; and,
(d)	When the Company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

(iii)	Section 3862 – Financial Instruments – disclosures

This section requires entities to provide disclosure of quantitative and qualitative information in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity’s financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and management’s objectives, policies and procedures for managing such risks. Entities will be required to disclose the measurement basis or bases used, and the criteria used to determine classification for different types of instruments.

The section requires specific disclosures to be made, including the criteria for:

(a)	Designating financial assets and liabilities as held for trading;
(b)	Designating financial assets as available for sale; and,
(c)	Determining when impairment is recorded against the related financial asset or when an allowance account is used.

(iv)	Section 3863 – Financial Instruments – presentation

This section establishes standards for presentation of financial instruments and non-financial derivatives and provides additional guidance for the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, and the classification of related interest, dividends, losses and gains.

9

Recent Canadian Accounting Pronouncements

(i)  Section 3064 – Goodwill and intangible assets

Effective January 1, 2009, the Company will adopt Section 3064 “Goodwill and intangible assets” which establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets.

Concurrent with the introduction of this standard, the CICA will withdraw EIC 27 “Revenues and expenses during the pre-operating period”. As a result of the withdrawal of EIC 27, the Company will no longer be able to defer costs and revenues incurred prior to commercial production at new mine operations.

The Company continues to evaluate the impact of this standard on future transactions.

(ii)  Convergence with International Financial Reporting Standards

The CICA plans to transition Canadian GAAP for public companies to International Financial Reporting Standards (“IFRS”).  The effective changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The impact of the transition to IFRS on the Corporation’s consolidated financial statements is not yet determinable.

Internal Controls Over Financial Reporting

There were no changes in the Company’s internal controls over financial reporting that occurred during the three months ended March 31, 2008 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Summary of Quarterly Results

(in thousands except per share amounts)

	2008 Q1	2007 Q4	2007 Q3	2007 Q2

Gold sales (ounces)	13,524	5,776	13,268	21,490
Average spot gold price ($/ounce)	$927	$788	$681	$667
Average realized gold price ($/ounce)	$910	$780	$684	$666
Cash operating costs ($/ounce)	$502	$864	$569	$451
Total cash costs ($/ounce)	$554	$919	$600	$481
Gold produced (ounces)	9,844	10,508	13,295	20,340
($ in thousands except per share amounts)
Sales	$12,310	$4,508	$9,072	$14,313
Cost of Sales	$6,786	$4,991	$7,552	$9,700
Orosi Mine – Mill Project	$4,216	$1,721	$618	$300
Bellavista Mine write-down	$-	$1,726	$53,797	$-
Income (loss) from continuing operations	$(5,022)	$(6,327)	$(60,206)	$3,357
Income (loss) from discontinued operations	$-	$3,554	$(32)	$(97)
Net income (loss) for the period	$(5,022)	$(2,773)	$(60,238)	$3,260
Income (loss) per share from continuing operations – basic and diluted	$(0.08)	$(0.14)	$(1.75)	$0.10
Income (loss) per share - basic and diluted	$(0.08)	$(0.06)	$(1.75)	$0.09

10

	2007 Q1	2006 Q4	2006 Q3	2006 Q2

Gold sales (ounces)	31,134	22,866	22,787	20,137
Average spot gold price ($/ounce)	$650	$614	$622	$628
Average realized gold price ($/ounce)	$652	$618	$618	$618
Cash operating costs ($/ounce)	$470	$586	$528	$320
Total cash costs ($/ounce)	$498	$614	$555	$344
Gold produced (ounces)	31,801	23,805	23,106	21,127
($ in thousands except per share amounts)
Sales	$20,297	$14,123	$14,075	$12,441
Cost of Sales	$14,639	$13,391	$12,026	$6,436
Orosi Mine – Mill Project	$104	$-	$-	$-
Bellavista Mine write-down	$-	$-	$-	$-
Income (loss) from continuing operations	$(1,145)	$(7,973)	$(3,182)	$2,051
Loss from discontinued operations	$(28)	$(72)	$-	$-
Net income (loss) for the period	$(1,173)	$(8,045)	$(3,182)	$2,051
Income (loss) per share from continuing operations – basic and diluted	$(0.03)	$(0.24)	$(0.10)	$0.08
Income (loss) per share - basic and diluted	$(0.03)	$(0.24)	$(0.10)	$0.08

11

Non-GAAP Performance Measures

“Total cash cost” figures and “cash operating cost” figures are calculated in accordance with standards developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash costs of production in North America. Adoption of the standard is voluntary and the cost measures presented below may not be comparable to other similarly titled measures of other companies. Cash operating costs include mine site operating costs such as mining, processing and administration, but are exclusive of amortization, reclamation, capital, development and exploration costs. These costs are then divided by ounces sold to arrive at the cash operating cost per ounce. Total cash costs include cash operating costs, royalties and production taxes. Total cash costs are then divided by ounces sold to arrive at the total cash costs per ounce. These measures are considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations. These data are furnished to provide additional information and is a non-GAAP measure. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with GAAP and is not necessarily indicative of operating costs presented under GAAP.

Cash Operating Cost per ounce:	Three months ended March 31
	2008				2007
	Limon	Orosi	Bellavista		Limon	Orosi	Bellavista
	Mine	Mine	Mine	Consol.	Mine	Mine	Mine	Consol.
Statement of Operations (000’s)
Cost of sales	$6,786	$-	$-	$6,786	$3,853	$6,428	$4,358	$14,639
Gold sales (ounces)	13,524	-	-	13,524	8,513	12,146	10,475	31,134
Cash operating cost per ounce	$502	$-	$-	$502	$453	$529	$416	$470

Total Cash Cost per ounce:	Three months ended March 31
	2008				2007
	Limon	Orosi	Bellavista		Limon	Orosi	Bellavista
	Mine	Mine	Mine	Consol.	Mine	Mine	Mine	Consol.
Statement of Operations (000’s)
Cost of sales	$6,786	$-	$-	$6,786	$3,853	$6,428	$4,358	$14,639
Royalties and production taxes	702	-	-	702	357	385	114	856
Cost base for calculation	$7,488	$-	$-	$7,488	$4,210	$6,813	$4,472	$15,495
Gold sales (ounces)	13,524	-	-	13,524	8,513	12,146	10,475	31,134
Total cash cost per ounce	$554	$-	$-	$554	$495	$561	$427	$498

12

Outstanding Share Data

The following common shares and convertible securities were outstanding at May 13, 2008:

Security	Expiry Date	Exercise Price (Cdn$)	Securities Outstanding	Common Shares on Exercise

Common shares				59,365,000
Warrants	Oct. 22/10	1.26	86,635,000	12,376,000
Warrants	Nov. 26/08	8.75	33,842,000	4,835,000
Warrants	Jul. 06/08	5.60	15,000,000	2,143,000
Agents’ warrants [1]	Oct. 22/09	1.05	6,850,000	979,000
Warrants on above	Oct. 22/10	1.26	3,425,000	489,000
Agents’ warrants [1]	Jul. 06/08	4.48	1,800,000	257,000
Warrants on above	Jul. 06/08	5.60	900,000	129,000
Options	May 14/08 to Feb. 4/13	1.21 to 6.65	6,384,000	6,384,000
Bonus shares [2]				1,665,000

				88,622,000

Note 1: The agents’ warrants are convertible into one-seventh of one common share and one half-share common share purchase warrant, entitling the holder to purchase one-seventh of a common share.

Note 2: These common shares were issued pursuant to the Company’s share bonus plan and placed into escrow under the plan. Participants under the plan must continue with the Company until the vesting dates, otherwise the shares will be cancelled. There are no voting rights on the shares until issuance to the participants.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Management’s Discussion and Analysis of Financial Position and Operating Results contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the completion of the Company's new strategic plan, the future financial or operating performance of the Company, its subsidiaries and its projects, the future price of gold, estimated recoveries under the milling plan, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital for the mill project, operating and exploration expenditures, costs and timing of the development of new deposits, outcome, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation expenses, title disputes or claims, limitations of insurance coverage and the timing and possible outcome of pending litigation and regulatory matters. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; actual results of reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold; possible variations of ore grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; political instability, insurrection or war;

13

delays in obtaining governmental approvals or required financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled "General Development of the Business - Risks of the Business" in the Company's annual information form for the year ended December 31, 2007 on file with the securities regulatory authorities in Canada and the Company's Form 40-F on file with the Securities and Exchange Commission in Washington, D.C. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities law.

Additional information on the Company, including its annual information form is available on SEDAR at www.sedar.com.

May 13, 2008

14

EXHIBIT 99.3

FORM 52-109F2
Certification of Interim Filings

I, Peter W. Tagliamonte, President and Chief Executive Officer of Central Sun Mining Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuer's Annual and Interim Filings*) of Central Sun Mining Inc. (the issuer) for the interim period ending March 31, 2008;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 14, 2008

Signed: "Peter W. Tagliamonte"

Peter W. Tagliamonte
President and Chief Executive Officer

EXHIBIT 99.4

FORM 52-109F2
Certification of Interim Filings

I, Denis C. Arsenault, Chief Financial Officer of Central Sun Mining Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuer's Annual and Interim Filings*) of Central Sun Mining Inc. (the issuer) for the interim period ending March 31, 2008;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 14, 2008

Signed: "Denis C. Arsenault"

Denis C. Arsenault
Chief Financial Officer